Exhibit 99.1

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 8, 2026

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at our offices at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on September 8, 2026 at 12:00 p.m. Israel time for the following purposes (the “Meeting”):

1.	to set the number of directors serving on the Board of Directors at seven;

2.	to re-elect five members of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.
to set the authorized share capital of the Company at NIS 30,000,000 (thirty million) divided into 150,000,000 (one hundred and fifty million) Ordinary Shares, par value NIS 0.2 per share, as described in the Proxy Statement;

4.	to approve amendments to the Company's Articles of Association, as described in the Proxy Statement;

5.	to amend the Company’s Compensation Policy for Executive Officers and Directors, as described in the Proxy Statement;

6.
subject to their re-election pursuant to Item No. 2, and the amendment of the Company's Compensation Policy pursuant to Item No. 5, to approve the grant of equity compensation to each of Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, and Mr. Amir Ofek;

7.	to approve amendments to the compensation terms of Mr. Adi Sfadia, the Company's Chief Executive Officer, as described in the Proxy Statement;

8.	to approve the grant of Performance Stock Units (PSU) to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement; and

9.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2025, will be received and considered at the Meeting.

Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 9, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on August 10, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 10:00 a.m. Israel time, on September 8, 2026, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting.

You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the ordinary shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the ordinary shares on the Record Date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

The approval of each of the proposals requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items Nos. 5, 6, 7 and 8 the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for each of Items No. 5, 6, 7 and 8 is deemed to confirm to the Company that such shareholder does not have a “Personal Interest” in such Item and is not a “Controlling Shareholder” (as such terms are defined under the ICL), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on September 8, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-925-2000) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.

By Order of the Board of Directors, Doron Kerbel, Chief Legal Officer & Corporate Secretary

August 10, 2026

ii

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on September 8, 2026

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at our offices at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on September 8, 2026, at 12:00 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2026 Annual General Meeting of Shareholders (the “Meeting”).

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	to set the number of directors serving on the Board of Directors at seven;

2.	to re-elect five members of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.
to set the authorized share capital of the Company at NIS 30,000,000 (thirty million) divided into 150,000,000 (one hundred and fifty million) Ordinary Shares, par value NIS 0.2 per share, as described in the Proxy Statement;

4.	to approve amendments to the Company's Articles of Association, as described in the Proxy Statement;

5.	to amend the Company’s Compensation Policy for Executive Officers and Directors, as described in the Proxy Statement;

6.
subject to their re-election pursuant to Item No. 2, and the amendment of the Company's Compensation Policy pursuant to Item No. 5, to approve the grant of equity compensation to each of Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, and Mr. Amir Ofek;

7.	to approve amendments to the compensation terms of Mr. Adi Sfadia, the Company's Chief Executive Officer, as described in the Proxy Statement;

8.	to approve the grant of Performance Stock Units (PSU) to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement; and

9.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on August 10, 2026, are entitled to notice of and to vote at the Meeting.

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com. Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below):

•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee, or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you may submit your vote by proxy card by mail by completing, signing, and mailing the enclosed proxy card in the enclosed postage-paid envelope or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee, or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10:00 a.m. Israel time, on September 8, 2026, to be validly included in the tally of ordinary shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•
Shareholders Holding in “Street Name” in the United States. If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com ). Your voting instructions must be received by 11:59 p.m., Eastern time, on September 7, 2026, to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

•
Shares Traded on the Tel Aviv Stock Exchange (“TASE”). Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Confirmation of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (9:00 a.m. Israel time). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers, and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person, or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee, giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received no later than 10:00 a.m. Israel time, on September 8, 2026 at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel or as provided on your proxy card.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items Nos. 5, 6, 7 and 8 the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for each of Items No. 5, 6, 7 and  8 is deemed to confirm to the Company that such shareholder does not have a “Personal Interest” in such Item and is not a “Controlling Shareholder” (as such terms are defined under the ICL), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10:00 a.m., Israel time, on September 8, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders holding shares conferring at least 25% of the Company’s voting power is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the Meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of July 31, 2026, the Company had 77,029,657 ordinary shares outstanding. Equiniti Trust Company, LLC (EQ) is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND “FOR” EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

ITEM I. TO SET THE NUMBER OF DIRECTORS SERVING ON THE BOARD OF
DIRECTORS AT SEVEN
(Item 1 on the Proxy Card)

In accordance with our Articles of Association, our Board of Directors will consist of not less than five and not more than nine directors, as may be fixed from time to time by our shareholders. Our shareholders previously fixed the number of directors at eight. Following the expiration of the term of office of Mr. Elyezer Shkedy,  an external director of the Company, our Board of Directors has determined not to appoint a replacement at this time and believes that a Board of Directors comprised of seven members is appropriate for our Company.

In accordance with our Articles of Association, any change to the total number of directors serving on our Board of Directors requires the approval of such change by our shareholders.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 1) RESOLVED, that the number of directors serving on the Company’s Board of Directors be set at seven.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to set the number of directors.

The Board of Directors recommends a vote FOR the number of directors serving on the Company’s Board of Directors to be set at seven.

ITEM II. RE-ELECTION OF DIRECTORS
(Item 2 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the five directors named below for re-election to our Board of Directors. We are unaware of any reason why any of the nominees, if elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he or she intends to serve as a director if elected.

Our Nomination Committee recommended that five of our current directors, Amiram Boehm, Aylon (Lonny) Rafaeli, Dafna Sharir, Amir Ofek and Dana Porter Rubinshtein, be re-elected to the Board, and our Board of Directors subsequently approved the recommendation of the Nomination Committee and nominated the five nominees. If re-elected at the Meeting, Mr. Boehm shall continue to serve as Chairman of the Board of Directors following the Meeting.

The Company has two additional directors who serve as the Company’s “external directors” in accordance with the ICL, Amikam (Ami) Shafran and Hilla Haddad Chmelnick, whose terms of office end in May 2027 and August 2028, respectively, and are not standing for reelection at the Meeting. Elyezer Shkedy, an external director of the Company, who concluded his term of office prior to the Meeting, is not standing for re-election. Following the conclusion of the Meeting, the Company’s Board of Directors will consist of two external directors.

In accordance with the ICL, each of the nominees for re-election to our Board of Directors (as well as our external directors) has certified to us that he or she meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

During the past year, all of our directors attended more than 75% of the meetings of our Board of Directors and more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting, each of the following persons be elected to serve as a member of the Company’s Board of Directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Amiram Boehm (54) has served on our Board of Directors since December 2012 and as Chairman of the Board since March 2023. From 2004 and until November 2022, Mr. Boehm was a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds. In February 2023, Mr. Boehm was appointed as Chairman of the Board of BrainsWay Ltd. (NASDAQ and TASE), a position he holds to date, and from May 2023 until October 2025, Mr. Boehm was a member of the Board of Directors of Leumi Partners. While he was a Partner in the FIMI Opportunity, Mr. Boehm served as the Chairman of the Board of directors of DelekSon Ltd. and a director at, Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director among others of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel, and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Aylon (Lonny) Rafaeli (73) has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photovoltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Mr. Rafaeli has been a member of the board of directors of the TALI Education Fund since 2015, and is a veteran of an IDF elite unit. Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem, Israel.

Dafna Sharir (57) has served on our Board of Directors since May 2016. Since 2005, Ms. Sharir has served as an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir has served as a director of Ormat Technologies Inc. (NYSE, TASE) since 2018, as a director in Minute Media Inc. since 2021, and as a director of Cognyte Software Ltd (NASDAQ, TASE) since 2022. She served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL.B degree, both from Tel Aviv University, Israel, LL.M. degree in Tax Law from New York University, and M.B.A. degree from INSEAD.

Amir Ofek (50) has served on our Board of Directors since June 2023 and previously served as a director of our company from 2014 to 2019. Mr. Ofek has more than 20 years of professional experience in management and board positions in technology-based companies. Since 2021, Mr. Ofek serves as CEO of AxoniusX, an Axonius’ company. Prior to that, between 2019 and 2021, Mr. Ofek was the CEO of Alcide IO Ltd. (acquired by Rapid7 Inc. - NASDAQ: RPD).  Prior to that, between 2016 and 2019 Mr. Ofek served as the CEO of CyberInt Ltd. Mr. Ofek also held various leadership positions at Amdocs Ltd. (NASDAQ: DOX) and Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Ofek was a Captain in the IDF 8200 Unit and holds a BSc. degree (Cum Laude) in IT Engineering from the Technion and an M.B.A. degree from INSEAD.

Dana Porter Rubinshtein (53) has more than 20 years of professional experience as a marketing, product, and strategy executive in the high-tech industry. Ms. Porter Rubinshtein had served as a Board member of Rafael Advanced Defense Systems Ltd. between 2015 and 2017, and as a Board observer of Inception XR between May 2022 and March 2025, an XR platform which she co-founded in 2016 and was later sold to a training company for the healthcare industry. Ms. Porter Rubinshtein formerly served on the Advisory Board of Sapiens International Corp NV (NASDAQ: SPNS) between February 2023 - December 2025, and serves as a Board member at Elem, Israel’s leading nonprofit supporting youth in distress, since May 2021. Prior to that, Ms. Porter Rubinshtein held senior management positions, including Head of Strategy and Marketing at the ILDC of Microsoft Corporation (NASDAQ: MSFT) between 2013 and 2016, and as Chief Marketing Officer of Amdocs Limited (NASDAQ: DOX) between 2010 and 2013, and other senior roles Amdocs between 2003 and 2010. Prior to Amdocs, Ms. Porter Rubinshtein was an international consultant at Deloitte and Teffen. Ms. Porter Rubinshtein holds a degree (B.Sc.) in Industrial Engineering from Ben-Gurion University and an MBA from New York University (NYU).

Each of the director nominees has certified to the Company that he or she complies with all requirements under the ICL for serving as a director.

If re-elected, the terms of office of Mr. Boehm (the Company’s Chairman of the Board of Directors), Mr. Rafaeli, Ms. Sharir, Mr. Ofek and Ms. Porter Rubinshtein will remain unchanged, including their entitlement to their indemnification and D&O insurance coverage in accordance with the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

It is therefore proposed that at the Meeting the following resolutions be adopted:

(Item 2(a)) RESOLVED, to re-elect Mr. Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

(Item 2(b)) FURTHER RESOLVED, to re-elect Mr. Aylon (Lonny) Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

(Item 2(c)) FURTHER RESOLVED, to re-elect Ms. Dafna Sharir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified;

(Item 2(d)) FURTHER RESOLVED, to re-elect Mr. Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified; and

(Item 2(e)) FURTHER RESOLVED, to re-elect Ms. Porter Rubinshtein as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the re-election of each nominee for Director named above.

ITEM III. TO SET THE AUTHORIZED SHARE CAPITAL OF THE COMPANY AT NIS
30,000,000, DIVIDED INTO 150,000,000 ORDINARY SHARES,
PAR VALUE NIS 0.2 PER SHARE.
(Item 3 on the Proxy Card)

Pursuant to the Company's Articles of Association, the Company's authorized share capital is currently NIS 18,000,000 (eighteen million), divided into 90,000,000 (ninety million) Ordinary Shares, par value NIS 0.2 per share. The Board of Directors has determined that it is in the best interests of the Company and its shareholders to increase the Company's authorized share capital to NIS 30,000,000, divided into 150,000,000 Ordinary Shares, par value NIS 0.2 per share.

The implementation of the proposed increase in the Company's authorized share capital requires a corresponding amendment to the Company's Articles of Association, as described in Proposal No. 4 below.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 3) RESOLVED, to set the authorized share capital of the Company at NIS 30,000,000 (thirty million) divided into 150,000,000 (one hundred and fifty million) Ordinary Shares, par value NIS 0.2 per share, as described in the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy, is required to approve this proposal.

The Board of Directors recommends a vote FOR setting the authorized share capital of the Company at NIS 30,000,000 (thirty million) divided into 150,000,000 (one hundred and fifty million) Ordinary Shares, par value NIS 0.2 per share.

ITEM IV. TO APPROVE AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION
(Item 4 on the Proxy Card)

The Company's Articles of Association were last updated in 2011. In light of developments in Israeli law and corporate governance practices, the Board of Directors believes that certain provisions of the Articles of Association should be updated, and therefore recommends approving the proposed amendments to the Company's Articles of Association attached as Annex A to this Proxy Statement, which shows the proposed changes in redline against the current Articles.

The proposed amendments include, among others, changes relating to the following matters:

•	Increase of the Company's authorized share capital (as described in Item No. 3);
•	Permitting an alternative Independent Director framework, alongside the existing External Director framework;
•	Procedures and disclosure requirements for shareholder proposals;
•	Provisions governing the election and removal of directors;
•	Delegation of authority by the Board of Directors;
•	Exclusive forum provisions for certain corporate and securities law disputes; and
•	Certain other corporate governance matters.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 4) RESOLVED, to approve the amendments to the Company's Articles of Association, as described in the Proxy Statement and reflected in Annex A attached hereto.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to approve this proposal.

The Board of Directors recommends a vote FOR approval of the amendments to the Company's Articles of Association.

ITEM V. AMENDMENT TO THE COMPANY’S COMPENSATION POLICY FOR
EXECUTIVE OFFICERS AND DIRECTORS
(Item 5 on the Proxy Card)

Pursuant to the ICL, all Israeli public companies, including companies whose shares are publicly traded outside of Israel, such as the Company, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the ICL. In accordance with the ICL, the adoption, amendment, and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, and such policy must be reviewed and readopted within three years from the previous adoption date. The Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was last reviewed and approved by the Compensation Committee, the Board of Directors, and our shareholders on August 14, 2025.

Following a review of the Compensation Policy, the Compensation Committee and the Board of Directors recommend making several amendments to the Compensation Policy in order to clarify certain provisions, and align the Compensation Policy with the Company's business needs and market conditions. In considering the proposed amendments to the Compensation Policy, the Compensation Committee and the Board of Directors considered, among others, the findings of an external benchmarking study of peer companies operating in similar and adjacent industries, including dual listed companies and other Nasdaq listed companies of comparable size and characteristics. The proposed amendments are attached as Annex B to this Proxy Statement, marked to show the proposed changes against the current Compensation Policy:

The proposed amendments include, among others, the following matters:

With respect to Executive Officers -

•	Increased flexibility in determining compensation arrangements for executives employed outside of Israel or who are non-Israeli executives;
•	Updates to the maximum permitted levels of base salary, annual cash bonuses and equity-based compensation;
•	Updates to the permitted ratio between fixed and variable compensation; and
•	Increases to the maximum coverage limits under directors' and officers' liability insurance policies.

With respect to Directors:

•	Clarification of the provisions relating to equity-based compensation, including the treatment of RSUs and PSUs;
•	Updates to the maximum equity-based compensation for non-executive directors; and
•	Increases to the maximum coverage limits under directors' and officers' liability insurance policies.

The full text of the proposed amendments, marked to show the changes against the current Compensation Policy, is attached as Annex B to this Proxy Statement.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 5) RESOLVED, to amend and readopt the Company’s Compensation Policy for Executive Officers and Directors as set forth in Item 5 and in Annex B of this Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to amend the Compensation Policy for Executive Officers and Directors.

In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with the controlling shareholder), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of this Item (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on September 8, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the amendment and re-adoption of the Compensation Policy for Executive Officers and Directors.

ITEM VI. SUBJECT TO THEIR RE-ELECTION PURSUANT TO ITEM NO.2, AND THE
AMENDMENT OF THE COMPANY'S COMPENSATION POLICY PURSUANT TO ITEM NO. 5,
TO APPROVE THE GRANT OF EQUITY COMPENSATION TO EACH OF MS. DAFNA
SHARIR, MR. AYLON (LONNY) RAFAELI, AND MR. AMIR OFEK
(Item 6 on the Proxy Card)

Pursuant to the ICL, the compensation of directors of the Company must comply with the Company's Compensation Policy for Executive Officers and Directors and requires the approval of the Compensation Committee, the Board of Directors and the shareholders of the Company.

Subject to (i) the re-election of each of Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli and Mr. Amir Ofek as directors pursuant to Item No. 2, and (ii) the approval of the amended Compensation Policy pursuant to Item No. 5, the Compensation Committee and the Board of Directors approved on July 14, 2026 and August 4, 2026, respectively, and recommend that the shareholders approve the grant to each such director of 25,000 Performance Stock Units ("PSUs"), vesting in quarterly instalments over a three (3) year period, starting on the grant date, subject to compliance with share price and Volume Weighted Average Price (VWAP) thresholds set by the Compensation Committee and the Board.

(Item 6(1)) RESOLVED, subject to the re-election of Ms. Dafna Sharir pursuant to Item No. 2, and the amendment of the Company's Compensation Policy pursuant to Item No. 5, to approve the grant of equity compensation in the form of 25,000 PSUs to Ms. Dafna Sharir, on the terms described above.

(Item 6(2)) FURTHER RESOLVED, subject to the re-election of Mr. Aylon (Lonny) Rafaeli pursuant to Item No. 2, and the amendment of the Company's Compensation Policy pursuant to Item No. 5, to approve the grant of equity compensation in the form of 25,000 PSUs to Mr. Aylon (Lonny) Rafaeli, on the terms described above.

(Item 6(3)) FURTHER RESOLVED, subject to the re-election of Mr. Amir Ofek pursuant to Item No. 2, and the amendment of the Company's Compensation Policy pursuant to Item No. 5, to approve the grant of equity compensation in the form of 25,000 PSUs to Mr. Amir Ofek, on the terms described above.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to approve the grant of equity compensation to the nominees named above.

In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of equity compensation described in this Item 6 (excluding a personal interest that is not related to a relationship with the controlling shareholder), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of this Item (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on September 8, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the approval of the grant of equity compensation to each of Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, and Mr. Amir Ofek.

ITEM VII. TO APPROVE AMENDMENTS TO THE COMPENSATION TERMS OF MR. ADI
SFADIA, THE COMPANY'S CHIEF EXECUTIVE OFFICER, AS DESCRIBED IN THE PROXY
STATEMENT
(Item 7 on the Proxy Card)

Pursuant to the ICL, any arrangement between the Company and its Chief Executive Officer relating to his or her compensation must generally be in compliance with the Company’s Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s Shareholders, in that order.

The Compensation Committee and the Board of Directors have approved and recommended that the Company’s shareholders approve the amended terms of compensation of Mr. Sfadia, for his services as the Company’s Chief Executive Officer, as set forth below and in Annex C (the “CEO Bonus Plan”). Mr. Adi Sfadia has served as our Chief Executive Officer since November 2020, after serving as our interim Chief Executive Officer from July 2020.

Mr. Sfadia’s monthly salary shall be in the amount of NIS 140,000 (approximately US$45,830), effective as of January 1, 2027 (the “Base Salary”). Mr. Sfadia shall also be entitled to fringe benefits, including social benefits, annual vacation and reimbursement of expenses (collectively with the Base Salary, the “Base Compensation”), and an education fund payment (employee and employer) with respect to 50% of his full Base Salary.

In addition, in 2027, 2028 and 2029, Mr. Sfadia will be eligible to receive an annual cash bonus of up to six (6) months of his Base Salary and an over-achievement cash bonus of up to four (4) months of his Base Salary.

The terms of employment and compensation set forth in this Item 7 comply with the amended Compensation Policy for Executive Officers and Directors set forth in Item 5 above.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 7(a)) RESOLVED, to approve the Base Compensation, fringe benefits and the education fund payment to Mr. Adi Sfadia as Chief Executive Officer of the Company as described in Item 7 of the Proxy Statement.

(Item 7(b)) – RESOLVED, to approve the CEO Bonus Plan for the years 2027, 2028 and 2029 as described in Item 7 of the Proxy Statement and in Annex C.

The approval of the resolution in this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item 7 is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of the amendments to the compensation terms of Mr. Adi Sfadia, the Company's Chief Executive Officer and is not a controlling shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on September 8, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the approval of the amendments to the compensation terms of Mr. Adi Sfadia, the Company's Chief Executive Officer.

ITEM VIII. TO APPROVE THE GRANT OF PERFORMANCE STOCK UNITS (PSU) TO MR. ADI
SFADIA, THE COMPANY’S CHIEF EXECUTIVE OFFICER
(Item 8 on the Proxy Card)

Pursuant to the ICL, any arrangement between the Company and its Chief Executive Officer relating to his or her compensation must generally be in compliance with the Company’s Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

Adi Sfadia has served as our Chief Executive Officer since November 2020, after serving as our interim Chief Executive Officer from July 2020.

Our Compensation Committee and Board of Directors approved, on February 8, 2026 and February 9, 2026, respectively, and recommended that our shareholders approve, the grant to Mr. Sfadia of an aggregate of 10,180 Performance Stock Units (“PSUs”). The PSUs shall vest in 3 (three) equal annual installments of 33.33% each, starting on the first day following the release of the Company's annual audited financial statements for the year 2026, subject to an Adjusted EBITDA for the year 2026 of at least USD 66.18 Million.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 8) RESOLVED, to approve the grant of PSUs to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as outlined in Item 8 of this Proxy Statement.

The approval of the resolution in this Item 8 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item 8 is deemed to confirm to the Company that such shareholder does not have a personal interest in the approval of the grant of performance stock units (PSUs) to the Company's Chief Executive Officer and is not a controlling shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on September 8, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

The Board of Directors recommends a vote FOR the approval of the grant of PSUs to the Company’s Chief Executive Officer.

ITEM IX.  RATIFICATION AND APPROVAL OF REAPPOINTMENT AND COMPENSATION
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 9 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, have been our independent registered public accountants since 2000. It is proposed that at the Meeting, the Company’s shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2025:

Services Rendered	Fees (in thousands)	Percentage
Audit fees (1)	$1,195	84%
Tax fees (2)	$70	5%
Other (3)	$156	11%
Total	$1,421	100%

(1)
Audit fees include fees associated with the annual audit, services provided in connection with the audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)	Other fees are fees for professional services other than audit or tax related fees.

In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided by Kost Forer Gabbay & Kasierer to the Company and to its subsidiaries during 2025.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 9) RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent public accountants for the fiscal year ending December 31, 2026 and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or the Audit Committee, if authorized by the Board of Directors, subject to the ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the ratification and approval of reappointment and compensation of independent registered public accountants.

CONSIDERATION OF THE AUDITOR’S REPORT AND THE CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our consolidated financial statements for the year ended December 31, 2025 and the Auditor’s Report in respect thereto will be presented and considered. This item will not involve a vote of the shareholders.

Our 2025 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2025, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s Chief Financial Officer for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of July 31, 2026, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the U.S. Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of July 31, 2026 and includes the number of ordinary shares underlying options that are exercisable within sixty (60) days from the date of July 31, 2026. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 77,029,657 ordinary shares outstanding as of July 31, 2026. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through July 31, 2026 and information provided to us by such shareholders.

Name	Number of Shares	Percent
Phoenix Holdings Ltd(1).	7,996,993	10.38%
Migdal Insurance & Financial Holdings Ltd (2)	7,800,503	10.126%
Yelin Lapidot Holdings Management Ltd (3)	5,175,188	6.718%
Clal Insurance Enterprises Holdings Ltd (4)	4,413,627	5.72%
Harel Insurance Investments & Financial Services Ltd (5)	3,873,305	5.02%
All directors and executive officers as a group (17 persons) (6)	1,065,003	1.38%

(1)	Based on Schedule 13G/A filed on January 27, 2026 with the SEC by Phoenix Financial Ltd. The principal office of Phoenix Holdings Ltd. is 53 Derech HaShalom, Ramat Gan 5345433, Israel.

(2)
Based on Schedule 13G filed on February 16, 2026, with the SEC by Migdal Insurance & Financial Holdings Ltd. The principal office of Migdal Insurance & Financial Holdings Ltd. is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(3)
Based on Schedule 13G/A filed on February 5, 2026, with the SEC by Yelin Lapidot Holdings Management Ltd. The principal office of Yelin Lapidot Holdings Management Ltd. is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(4)
Based on Schedule 13G filed on May 11, 2026, with the SEC and the TASE by Clal Insurance Enterprises Holdings Ltd. The principal office of Clal Insurance Enterprises Holdings Ltd. is 36 Raul Wallenberg St., Tel Aviv 66180, Israel.

(5)
Based on Schedule 13G filed on February 23, 2026, with the SEC by Harel Insurance Investments & Financial Services Ltd. The principal office of Harel Insurance Investments & Financial Services Ltd. is 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(6)
 As of July 31, 2026, all directors and executive officers as a group (17 persons) held 307,642 options that are vested or that vest within 60 days of July 31, 2026. 0 Restricted (Performance) Share Units, or RSUs that vest within 60 days of July 31, 2026, and 7,531 shares.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Doron Kerbel, Chief Legal Officer & Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 4913020, Israel
Email: doronke@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

Shareholder Proposals for 2027 Annual General Meeting of Shareholders

          Under the ICL, shareholders who severally or jointly hold at least 1% of our outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting; provided, however, that if the matter requested to be added to the agenda is to appoint or remove a director, such request must be submitted by one or more shareholders holding at least 5% of the voting rights at a general meeting of shareholders. To be considered for inclusion in our proxy statement for our 2027 annual general meeting of shareholders pursuant to the ICL, shareholder proposals must be in writing and must be properly submitted to 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020 Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of the ICL. The written proposal must be received by Gilat not less than 90 calendar days prior to the first anniversary of the 2026 Annual General Meeting of Shareholders (i.e., no later than September 8, 2027); provided that if the date of the 2027 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2026 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2027 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2027 will include (1) the election (or reelection) of directors including one external director; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2026 and the auditors’ report for this period. In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2027 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the ICL and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company. We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2027 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

Annex A

THE COMPANIES LAW

A COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
OF
GILAT SATELLITE NETWORKS LTD.

AS AMENDED AND RESTATED ON [XXX], 2026~~DECEMBER 29, 2011~~

PRELIMINARY

1.    RESERVED

2.    Interpretation.

(a)   In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meaning set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context.

“The Company”	-	Gilat Satellite Networks Ltd.

“The Law”	-	The Companies Ordinance, the Companies Law, 1999 (the “Companies Law”) and every other Israeli law in force concerning companies limited by shares and affecting the Company.

“These Articles”	-	These Articles of Association as originally drafted or as altered from time to time by Ordinary Resolution.

“The Office”	-	The current registered office of the Company.

“External~~Outside~~ Director”	-	Shall have the meaning set forth in Section 1 of the Companies Law.

“Independent Director”	-	A director who qualifies as an “independent director” under the rules of the stock exchange outside Israel on which the Company’s shares are listed for trading and under any other applicable foreign law, regulation or stock exchange rule, as such rules apply to companies incorporated in the relevant foreign jurisdiction, including any additional independence requirements applicable to membership on the Audit Committee or Compensation Committee, as the case may be.

“Relief Regulations”	-	The Companies Regulations (Relief for Companies with Securities Trading on a Stock Exchange Outside of Israel), 5760-2000, as amended from time to time, and any successor regulations.

“Office Holder”	-	Shall have the meaning set forth in Section 1 of the Companies Law.

“Ordinary Resolution”	-	Shall have the meaning set forth in Article 28(a).

“Year” and “Month”	-	A Gregorian month or year.

(b)   Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law. To the extent that any terms or provisions in these Articles, referring to the Companies Ordinance, conflict with any of the terms or provisions of the Companies Law, the interpretation of such items as provided by the Companies Law shall prevail. To the extent that any provision under these Articles conflicts with any provision under the Memorandum of Association of the Company, the provision under these Articles shall prevail.

3.    Amendments. These Articles may be amended or replaced at any time and from time to time, if such amendment or replacement is recommended by the Board of Directors, by an Ordinary Resolution, but in any other case by a resolution approved by the holders of at least seventy-five (75%) of the shares represented at a General Meeting and voted thereon (an “Extraordinary Resolution”).

3A   Purpose. The purpose of the Company is to engage in any legal occupation and/or business and/or activity. The Company may make reasonable donations for any proper cause.

SHARE CAPITAL

4.    Share Capital.

(a)   The authorized share capital of the Company is NIS 30,000,000~~18,000,000~~ divided into 150,000,000 (one hundred and fifty ~~90,000,000 (ninety~~ million) Ordinary Shares, par value NIS 0.2 per share.

The Ordinary Shares all rank pari passu in all respects.

5.    Increase of Authorized Share Capital.

The Company may, from time to time, by Ordinary Resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such Ordinary Resolution shall provide.

Except to the extent otherwise provided in such Ordinary Resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of such class included in the existing share capital without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

6.    Special Rights: Modification of Rights.

(a)   Without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by Ordinary Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such Ordinary Resolution.

(b)           (i)         If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Ordinary Resolution or the sanction of an Ordinary Resolution passed at a separate General Meeting of the holders of the shares of such class.

(ii)        The provisions of these articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, provided, however, that the requisite quorum at any such separate General Meeting shall be two or more shareholders present in person or by proxy and holding not less than one third (1/3) of the issued shares of such class.

(iii)        Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

7.    Consolidation, Subdivision, Cancellation and Reduction of Share Capital.

(a)           The Company may, from time to time, by Ordinary Resolution (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i)        consolidate and divide all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;

(ii)       subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association;

(iii)      cancel any shares which, at the date of the adoption of such Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)      reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by law.

With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)        determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

(ii)       allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)      redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; or

(iv)     cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees~~tranferees~~ of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 7(b)(iv).

8.    Issuance of Share Certificates, Replacement of Lost Certificates.

(a)           Share certificates shall be issued under the corporate seal of the Company and shall bear the signature of one Director, or of any person or persons authorized therefor by the Board of Directors.

(b)           Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

(c)           A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d)           A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

9.   Registered Holder. Except as otherwise provided in these Articles or the Law~~Statutes~~, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by Law~~statute~~, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

10.   Allotment and Repurchase of Shares.

(a)           The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including inter alia terms relating to calls set forth in Article 12(f) hereof), and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors deems fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors deems fit.

(b)           The Company may at any time and from time to time, subject to the Companies Law, purchase back or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more shareholders. Such purchase shall not be deemed as payment of dividends and no shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other shareholders.

11.   Payment in Installment. If pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

12.   Calls on Shares.

(a)           The Board of Directors may, from time to time, as it in its discretion deems fit, make calls for payment upon shareholders in respect of any sum which has not been paid up in respect of shares held by such shareholders and which is not, pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable installments) to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)           Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

(c)           If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 12, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

(d)           Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)           Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)           Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

13.   Prepayment. With the approval of the Board of Directors, any shareholder may pay to the company any amount not yet payable in respect of his shares, and this Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

14.   Forfeiture or Surrender.

(a)           If any shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

(b)           Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)           Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)           The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)           Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.

(f)           Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g)           The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

15.   Lien.

(a)           Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)           The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(c)           The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

16.   Sale After Forfeiture or Surrender or in Enforcement of Lien. Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.   Redeemable Shares. The Company may, subject to applicable law, issue redeemable shares and redeem the same.

18.   Conversion of Shares into Stock.

(a)           T~~t~~he Board of Directors may, with the sanction of the shareholders previously given by Ordinary Resolution, convert any paid-up shares into stock, and may, with like sanction, reconvert any stock into paid-up shares of any denomination.

(b)          The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations, as the shares from which the stock arose might have been transferred prior to conversion, or as near thereto as circumstances admit, provided, however, that the Board of Directors may from time to time fix the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.

(c)           The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.

(d)           The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which such stock arose, but no such right or privilege, except participation in the dividends and the profits of the Company, shall be conferred by any such aliquot part of such stack as would not, if existing in shares, have~~hace~~ conferred that right or privilege.

(e)           Such of the Articles of the Company as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” (or “member”) therein shall include “stock” and “stockholder”.

TRANSFER OF SHARES

19.  Registration of Transfer.

(a)           No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Registrar of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

(b)           The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfer of shares during any year for a period determined by the Board of Directors, and no registrations of transfer of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

20.   Record Date for Notices of General Meeting and Other Action. Notwithstanding any other contrary provision of these Articles, in order that the Company may determine the shareholders entitled to notice of or to vote at any Annual or Special General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix in advance, a record date, which shall not be more than forty nor less than four days before the date of such meeting (or any longer or shorter period permitted by law, including regulations promulgated pursuant to the Companies Law). A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

TRANSMISSION OF SHARES

21.   Decedents’ Shares.

(a)           In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b)           Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

22.   Receivers and Liquidators.

(a)           The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such shareholder.

(b)           Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidate or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

23.   Annual General Meeting.

(a)           An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or without the State of Israel, as may be determined by the Board of Directors.

(b)          Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to discuss the financial reports and the reports of the board of directors as provided under the Companies Law; to elect the members of the Board of Directors: to appoint auditors and to fix, or authorize the directors to fix, their salaries and to transact any other business which under these Articles or the Law~~Statutes~~ are to be transferred at a General Meeting.

24.   Special General Meeting. All General Meetings other than Annual General Meetings shall be called “Special General Meeting”. The Board of Directors may, whenever it thinks fit, convene a Special General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Section 63 of the Companies Law and the regulations promulgated thereunder.

25.   Notice of General Meetings; Omission to Give Notice.

(a)           Not less than twenty-one (21) days’ prior notice shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, the essence of the proposed resolutions, the majority required to approve such resolutions, the effective date for determining the shareholders entitled to vote in such shareholders meeting, and if the adjourned meeting is to be held more than seven days following the date of such meeting, the date of such adjourned meeting. Said notice to be given to all shareholders who would be entitled to attend and vote at such meeting. Notice of a General Meeting shall be given in accordance with the Law~~Statutes~~ and any other applicable law, and otherwise as the Board of Directors may determine. Anything therein to the contrary notwithstanding, with the consent of all shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)           The accidental omission to give notice of a meeting to any shareholder, or the non-receipt of notice sent to such shareholder, shall not invalidate the proceedings at such meeting.

(c)           No shareholder present, in person or by proxy, at the commencement of a General Meeting shall be entitled to seek the revocation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

25A.  Shareholder Proposal Request

(d)           Any shareholder or shareholders of the Company holding at least the required percentage under the Companies Law of the voting rights of the Company, which entitles such shareholder the right to request to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25A) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chairman of the Board of Directors. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any); (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A           “Derivative  Transaction”  means  any  agreement,  arrangement,  interest  or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(e)           The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(f)           The provisions of Articles 25(a) and 25A(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a shareholder duly delivered to the Company in accordance with the Companies Law.

~~(c)~~(g)      Notwithstanding anything to the contrary herein, this Article 25A may only be amended, replaced or suspended by an Extraordinary Resolution.

PROCEEDINGS AT GENERAL MEETINGS

26.   Quorum.

(a)           No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)           In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty five (25%) of the voting power of the Company, shall constitute a quorum of General Meeting.

(c)           If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting (other than an adjourned separate meeting of a particular class of shares referred to in Article 6 of these Articles), if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any two (2) shareholders (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

27.   Chairman. The Chairman, of the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If at any meeting the Chairman is not present within fifteen

(15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Co-Chairman shall preside at the meeting. If at any such meeting both the Chairman and the Co-Chairman are not present or are unwilling to act as Chairman, shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

28.   Adoption of Resolutions at General Meeting.

(a)           (i) An Ordinary Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

(ii)  Any matter required under the Companies Ordinance to be approved by an ~~Special or~~ Extraordinary Resolution shall be deemed adopted if approved by an Ordinary Resolution, except as otherwise mandated by any provision of the Companies Ordinance then still in effect.

(iii)  Every question submitted to a General Meeting shall be decided by a written ballot.

(iv)  A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

29. Intentionally omitted. ~~Resolutions in Writing. A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or which all such shareholders have given their written consent (by letter, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.~~

30.   Power to Adjourn. The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

31.   Voting Power. Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special right as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by him of record or in his name with an “exchange member” and held of record by a “nominees company” (as such terms are defined under Section 1 of the Companies Law), on every resolution without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.   Voting Rights.

(a)           No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him in respect of his shares in the Company have been paid, but this Article 32(a) shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

(b)           A company or other corporate body being a shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)            Any shareholder entitled to vote may vote either in person or by proxy (who need not be shareholder of the Company, or, if the shareholder is a company or other corporate body, by representative authorized pursuant to Article 32(b).

(d)           If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholders.

33.   Instrument of Appointment.

(a)           An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I,                  , of                   (Name of Shareholder)          (Address of Shareholder)

being a shareholder of Gilat Satellite Networks Ltd. hereby appoint

                , of                   (Name of Proxy)         (Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the     day of       , and at any adjournment(s) thereof.

Signed this          day of

(Signature of Appointor)”

or in any usual or common form or in such other form as many be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person’s duly authorized attorney, or, if such appointor is company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)            The instrument appointing a proxy (and the power of attorney or other authority, if any under which such instrument has been signed) shall either be presented to the Chairman at the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at is principal place of business, or at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) not less than ~~two (2) hours before the time fixed for such meeting, except that the instrument shall be delivered (i)~~ twenty-four (24) hours before the time fixed for the meeting ~~where the meeting is to be held outside of Israel and the instrument is delivered to the Company at its Registered Office or principal place of business, or (ii) forty-eight (48) hours before the time fixed for the meeting where the meeting is to be held outside of the United States of  America  and  the  instrument  is  delivered  to  the  Company’s  registrar  or  transfer agent~~. Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy received prior to the beginning of a General Meeting.

34.   Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a)           A vote case in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company of by the Chairman of such meeting prior to such vote being cast.

(b)           An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

35.  Powers of Board of Directors.

36.   In general. The supervision of the management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorize to exercise and do, and are not hereby or by law required to be exercised or done by the Company by action of its shareholders at a General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Law~~Statutes~~, these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its shareholders at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

37.  Borrowing Power. The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

38.  Reserves. The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

39.  Exercise of Powers of Board of Directors.

(a)           A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b)           A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)          A resolution in writing signed by all of the Directors then in office and lawfully entitled to vote thereon or to which all of the Directors have given their written consent (by letter, ~~telegram, telex, facsimile,~~ electronic mail or otherwise) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

40.  Delegation of Powers.

(a)           The B~~b~~oard of Directors may, subject to the provisions of the Law~~Statutes~~, delegate any or all of its powers of Committees, each consisting of one or more persons (who are ~~D~~directors)~~, at least one of which is an outside director as defined under the Companies Law and otherwise comprised as required by the Law])~~ and it may from time to time revoke such delegation or alter the composition of any such committee. If the Company elects to rely on the Relief Regulations, the composition, qualifications and independence of the members of the Audit Committee, Compensation Committee and any other committee required by Law or applicable stock exchange rules shall be determined in accordance with the Relief Regulations and the applicable foreign law, regulation and stock exchange rules, and Independent Directors may serve in lieu of External Directors where permitted thereunder. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, confirm to any regulation imposed on it by the Board of Directors. The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

~~(a)            The Bboard of Directors may, subject to the provisions of the LawStatutes, delegate any or all of its powers of Committees, each consisting of one or more persons (who are Ddirectors), at least one of which is an outside director as defined under the Companies Law and otherwise comprised as required by the Law]) and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, confirm to any regulation imposed on it by the Board of Directors. The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.~~

(b)           Without derogating from the provisions of Article 50, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.

(c)           The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, at it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.   Number of Directors. The board of directors of the Company will consist of not less than five (5) nor more than nine (9) members, as may be fixed by O~~o~~rdinary Rresolution of the Company from time to time at any General Meeting (including any Special General Meeting or Annual General Meeting). ~~So long as no other resolution has been adopted, the number of members of the board of directors shall be as set forth in sub-article 39(f) below.~~

39.   Election and Removal of Directors.

~~(a)      Each beneficial owner (as defined below) of fourteen percent (14%) or more of the issued and outstanding ordinary shares of the Company (“Appointing Shareholder”) shall be entitled to appoint one (1) individual to the Company’s board of directors (an “Appointed Director”). So long as the ordinary shares of the Company are listed for trading on the Nasdaq National Market or Nasdaq Small Cap Market, the Company’s board of directors may at any time in its sole discretion determine that only a person who qualifies as an “independent director” as provided under the Nasdaq rules then in effect shall be eligible to serve as an Appointed Director. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with the Company, whether as a director, officer, employee, contractor, consultant, partner or otherwise.~~

~~For the purposes of this sub-article 39(a) a “beneficial owner” of ordinary shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such ordinary shares. All ordinary shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of ordinary shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition.~~

~~For the purposes of this sub-article 39(a) an “affiliate” means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity; “control” shall have the meaning ascribed to it in the Israeli Securities Law – 1968.~~

~~(b)      Not later than 60 days prior to the contemplated date of the Annual General Meeting of the Company, the Company shall send a notice to each beneficial owner of 14% or more of the issued and outstanding ordinary shares, who at such time has a Schedule 13D (or amendment thereto) on file with the United States Securities and Exchange Commission (“SEC”), informing such beneficial owner(s) of the contemplated date of such Annual General Meeting, any requirement for the Appointed Directors to qualify as “independent directors” and referring such beneficial owner(s) to the provisions of this Article 39. The appointment of the Appointed Directors shall be made by delivery to the Company, not later than 45 days prior to the contemplated date of the Annual General Meeting as set forth in the notice delivered by the Company, of a letter of appointment (“Letter of Appointment”) specifying the full legal name of the Appointing Shareholder, the number of ordinary shares beneficially owned by such Appointing Shareholder on the date which is 45 days prior to the contemplated date of the Annual General Meeting, the name, address and identity number or passport number of the Appointed Director and a written consent of the Appointed Director to serve as such. The Letter of Appointment shall be accompanied by evidence reasonably satisfactory to the Company of the number of ordinary shares beneficially owned by the Appointing Shareholder and by a written undertaking, in a form acceptable to the Company, to comply with the obligations set forth in sub-article 39(d) below. Notwithstanding anything to the contrary in these Articles, the board of directors shall not include more than four (4) Appointed Directors. Consequently, if more than four (4) Letters of Appointment have been received by the Company as specified above, only the four Appointing Shareholders that beneficially own the greatest number of ordinary shares, out of all Appointing Shareholders that delivered a Letter of Appointment, shall be entitled to appoint an Appointed Director.~~

~~(c)      The appointment of any Appointed Director shall take effect at the adjournment of the first Annual General Meeting which takes place following delivery of the Letter of Appointment with regard to such Appointed Director.~~

~~(d)      As a condition to the appointment of an Appointed Director, any Appointing Shareholder that delivers to the Company a Letter of Appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC disclosing any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The delivery to the Company of a Letter of Appointment shall constitute a representation and warranty by the Appointing Shareholder that its percentage of beneficial ownership of the ordinary shares is as set forth in its Schedule 13D (or amendment thereto) on file with the SEC. In addition, any Appointing Shareholder shall be obligated to notify the Company in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such Appointing Shareholder that results in the reduction of its beneficial ownership to below the percentage indicated in sub-article 39(a) above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the Appointing Shareholder which appointed such Appointed Director shall provide the Company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in the Company.~~

~~(e)   The office of each Appointed Director will expire on the earliest to occur of any of the following events:~~

~~(i)    At the election of the board of directors, at its sole discretion, at any time after~~ the holdings of the shareholder who appointed such Appointed Director fall below 14% of the issued ~~and outstanding ordinary shares;~~

~~(ii)    Upon the removal of the Appointed Director by the Appointing Shareholder;~~

~~(iii)   When the Appointed Director ceases to qualify as an “independent director” as referenced in sub- article 39(a) above.~~

~~(iv)    Upon the occurrence of any of the events set forth in sub-article 39(g) or Article 42 below.~~

~~For the removal of doubt, the provisions of Article 41 shall apply to any vacancy created by the expiration of the office of an Appointed Director.~~

~~(f)      In addition to the election of the Appointed Directors, the majority of the shareholders represented in person or by proxy at the Annual General Meeting will elect Directors, including Outside Directors as required by the Law, such that the total number of directors (including the Appointed Directors actually appointed shall be (i) nine, if four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting; or (ii) seven, if fewer than four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting. Notwithstanding the aforesaid, at any Annual General Meeting at the adjournment of which the appointment of one or more Appointed Directors becomes effective, ordinary shares constituting 14% of the issued and outstanding shares of the Company held by each Appointing Shareholder which actually appoints an Appointed Director shall not be taken into consideration in calculating such Appointing Shareholder’s vote for the purposes of the election of directors under this Article 39(f).~~

~~(g)~~(a)  Each director shall serve, subject to Article 42 hereof, and, with respect to a director appointed pursuant to Article 41 hereof, subject to such Article, until the adjournment of the Annual General Meeting next following the Annual General Meeting or General Meeting at which such director was elected pursuant to this Article 39 or Article 41 hereof, or her/his earlier removal pursuant to this Article 39(ag) below. The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting at such General Meeting shall be entitled to remove any director(s) ~~other than Appointed Directors~~ (unless pursuant to circumstances or events provided by the Law) from office, to elect directors instead of directors so removed or to fill any vacancy, however created, in the board of directors.

~~(h)~~(b)  Subject to the number of directors determined pursuant to Article 38 above, the directors may at any time and from time to time appoint any other person as a director, whether to fill a vacancy or whether in addition to those of their body. Any director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

(c)   The election, qualification and removal of External~~Outside~~ Directors (to the extent required by Law) and, to the extent the Company elects to rely on the Relief Regulations, the election, qualification and removal of Independent Directors in lieu of External Directors, shall be governed by the applicable provisions of the Law, the Relief Regulations and the applicable foreign law, regulation and stock exchange rules.

~~The election, qualification and removal of ExternalOutside Directors (to the extent required by Law) shall be governed by the applicable provisions of the Law.~~

(d)   Without derogating from the foregoing, if and for so long as the Company satisfies the conditions prescribed under the Relief Regulations, including that the Company has no controlling shareholder to the extent required thereunder, and the Board of Directors determines that the Company shall rely on the relief available under the Relief Regulations, the Company may elect Independent Directors in lieu of External Directors. During any period in which such election is in effect, any reference in these Articles to External Directors shall be deemed to include, or to refer instead to, Independent Directors, to the extent necessary to give effect to the Relief Regulations; provided that the Board of Directors, the Audit Committee and the Compensation Committee shall at all times be constituted in accordance with the Law, the Relief Regulations and the applicable foreign law, regulation and stock exchange rules.

(e)   Prior to every General Meeting of the Company at which directors are to be elected, and subject to clause (c) of this Article, the Board of Directors (or a Committee of the Board of Directors) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee of the Board of Directors), a number of persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(f)   Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e) and Article 25A and the Law. Unless otherwise determined by the Board of Directors, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25A, and shall also set forth: (i) the name, address, telephone number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under applicable law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Alternate Nominee of whether he meets the criteria for an independent director and, if applicable, External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(f~~e~~) and Article 25A, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(g)   The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject for election. Notwithstanding anything to the contrary in these Articles, in the event of a Contested Election (as defined below), the method of calculation of the votes and the manner in which the resolutions will be presented to the General Meeting shall be determined by the Board of Directors in its discretion. In the event that the Board of Directors does not or is unable to make a determination on such matter, then the method described in clause (ii) below shall apply. The Board of Directors may consider, among other things, the following methods: (i) election of competing slates of Director nominees (determined in a manner approved by the Board of Directors) by a majority of the voting power represented at the General Meeting in person or by proxy and voting on such competing slates; (ii) election of individual Directors by a plurality of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such Contested Election); (iii) election of each nominee by a majority of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors, provided that if the number of such nominees exceeds the number of Directors to be elected, then as among such nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the Board of Directors deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company. For the purposes of these Articles, election of Directors at a General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of Directors to be elected at such meeting, with the determination thereof being made by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) as of the close of the applicable notice of nomination period under Article 25A or under applicable law, based on whether one or more notice(s) of nomination were  timely  filed  in  accordance  with  Article  25A,  this  Article  39  and  applicable law; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided further, that, if, prior to the time of such meeting, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as Director no longer exceeds the number of Directors to be elected, the election shall not be considered a Contested Election. At any General Meeting at which Directors are to be elected, each shareholder shall be entitled to cast a number of votes with respect to nominees for election to the Board of Directors up to the total number of Directors to be elected at such meeting. Shareholders shall not be entitled to cumulative voting in the election of Directors, except to the extent specifically set forth in this clause (~~f~~g).

~~(i)~~(h)  Notwithstanding anything to the contrary herein, subsections (e~~d~~)-(h~~g~~) of this Article 39 and Article 42(b)(iii) may only be amended, replaced or suspended by an Extraordinary Resolution.

40.   Qualification of Directors. No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.   Continuing Directors in the Event of Vacancies. In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and, pending the filling of any vacancy pursuant to the provisions of Article 39, may appoint Directors to temporarily fill any such vacancy, provided, however, that if they number less than a majority of the number provided of pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to the minimum number or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

42.   Vacation of Office.

(a)           The office of a Director shall be vacated, ipso facto, upon his death, or if he be found lunatic or become of unsound mind, or if he becomes bankrupt, or if the Director is a company, upon its winding-up, or any other reason specified in the Companies Law.

(b)           The office of a Director shall also be vacated (i) by his or her written resignation. (s~~S~~uch resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later), (ii) if his or her directorship expires pursuant to these Articles and/or the Law; or (iii) by an Extraordinary Resolution (such removal shall become effective on the date fixed in such resolution).

43.   Remuneration of Directors. Subject to the provisions of the Companies Law, a director shall be paid by remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by a General Meeting of the Company.

44.   Conflict of Interests. Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest. The Board shall be entitled to delegate its approval power under Section 271 of the Companies Law to a Committee of the Board of Directors or to such person it deems appropriate, whether generally, with respect to a certain contract or transaction or with respect to certain types of contracts or transactions, and the power of such Committee of the Board of Directors or person shall be regarded as another method of approval within the meaning of Section 271 of the Companies Law.

45.    Intentionally Omitted~~Alternate Directors~~.

~~(a)      A Director may, by written notice to the Company given in the manner set forth in Article 45(b) below, appoint any individual qualified to be appointed as a director under the Companies Law (provided that such person does not serve as director or substitute director at that time) as an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of an Alternate Director shall be subject to the consent of the Board of Directors. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.~~

~~(b)      Any notice to the Company pursuant to Article 45(a) shall be given in person to, or by sending the same by mail to the attention of the General Manager of the Company at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company (at the place as aforesaid), whichever is later, subject to the consent of the Board of Directors if the appointee is not then a member of the Board of Directors, in which case the notice will be effective as of the date of such consent.~~

~~(c)     An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) an Alternate Directgor shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present, and (iii) the Alternate Director is not entitled to remuneration.~~

~~(d)     Any individual who qualifies to be a member of the Board of Directors, may act as an Alternate Director.~~

~~(e)   an Alternate Director shall alone be responsible for his own acts and defaults, and he shall not be deemed the agent of the director(s) who appointed him.~~

~~(f)   The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set froth in Article 42, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.~~

~~(g)   Notwithstanding Article 45(a), (i) no person shall be appointed as the Alternate Director for more than one Director and (ii) except as otherwise specifically permitted by the Companies Law, no External Director may appoint an Alternate Director.~~

PROCEEDINGS OF THE BOARD OF DIRECTORS

46.   Meetings.

(a)           The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b)           Any Director may at any time, and the Secretary, upon the request of such Director, shall convene a meeting of the Board of Directors, but not less than seven (7) days’ notice shall be given of any meeting so convened. Notice of any such meeting may be given orally, by telephone, in writing or by mail or, electronic mail~~, telex, cablegram or facsimile~~. Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice of such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at the commencement of a meeting of the Board of Directors shall be entitled to seek the revocation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

47.   Quorum. Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by telephone conference of a majority of the Directors then if office who are lawfully entitled to participate in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by telephone conference) when the meeting proceeds to business.

48.   Chairman of the Board of Directors. The Board of Directors may from time to time, elect one of its members to be the Chairman of the Board of Directors, and another of its members as Co-Chairman, remove such Chairman and Co-Chairman from office and appoint others in their place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if at any meeting the Chairman is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair the Directors present shall choose one of their number to be the Chairman of such meeting. Neither the Chairman nor the Co-Chairman shall have a tie-breaking or additional vote.

49.   Validity of Acts Despite Defects. All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

50.   Chief Executive Officer and President.

(a)           The Board of Directors may from time to time appoint one or more person, whether or not Directors, as Chief Executive Officer of Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect of the management of the Company in the Ordinary course of business. Such appointment(s) may be either for fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

(b)           Unless otherwise determined by the Board of Directors, the Chief Executive Officer of the Company shall have the power to appoint other officers (other than directors), executives and employees of the Company and determine their remuneration, provided that the remuneration of the four highest salaried personnel of the Company shall also be approved by either the Board of Directors or any of the Audit Committee or the Compensation Committee.

MINUTES

51.   Minutes.

(a)           Minutes of each General Meeting and of each meeting of the Board of Directors shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its principal office or its Registered Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)           Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

52.   Declaration of Dividends. The Board of Directors may from time to time declare, and cause the Company to pay, such interim or final dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Law~~Statutes~~. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

53.   Funds Available for Payment of Dividends. No dividend shall be paid otherwise than out of the profits of the Company except as permitted pursuant to the Companies Law.

54.  Amount Payable by Way of Dividends.

(a)           S~~s~~ubject to the rights of the holders of shares as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which such dividends are being paid without taking into account the premium paid up for the shares. The amount paid up on account of a share which has not yet been called for payment or fallen due for payment and upon which the Company pays interest to the shareholder shall not be deemed, for the purposes of this Article, to be a sum paid on account of the share.

(b)           Whenever the rights attached to any shares or the terms of issue of the shares do not provide otherwise, shares which are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid shall entitle the holders thereof to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the data of payment thereof (pro rata temporis).

53.  Interest. No dividend shall carry interest as against the Company.

54.  Payment in Specie. Upon the recommendation of the Board of Directors approved by Ordinary Resolution of the Company, the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium accounts to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

55.  Implementation of Powers under Article 56. For the purpose of giving full effect to any resolution under Article 56, and without derogating from the provisions of Article 7(b) hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payment shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

56.  Dividends on Unpaid Shares. Without derogating from Article 54 hereof, the Board of Directors may give an instruction which shall prevent the distribution of a dividend to the holders of shares the full nominal amount of which has not been paid up.

57.  Retention of Dividends.

(a)          The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)          The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

60.   Unclaimed Dividends. All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

61.  Mechanics of Payment. Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may be writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon it is drawn shall be a good discharge to the Company.

62.  Receipt from a Joint Holder. If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

63.  Books of Account. The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the Company.

64.  Audit. At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

65.  Auditors.  The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders in General Meeting may, by Ordinary Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

SUPPLEMENTARY REGISTERS

66.  Supplementary Registers. Subject to and in accordance with the provisions of Sections 138 to 139, inclusive, of the Companies Law and to all orders and regulations issued thereunder, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

67.  [Reserved]

EXEMPTION, INDEMNITY AND INSURANCE

68.  Exemption. The Company may exempt any Office Holder from his or her liability to the Company for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

68A.  Indemnification. Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder to the maximum extent permitted by law, in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)  a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)  reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)  expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Israel Securities Law, 5728-1968 (the “Securities Law”) or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law; and

(iv)  reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent; and

(v)  payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

The Company may undertake to indemnify an Office Holder as aforesaid, (a) prospectively, provided that, in respect of Article 68A(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (b) retroactively.

68B.  Insurance.  The Company may procure, and/or undertake to procure, insurance covering any past or present Office Holder against any liability which he or she may incur in such capacity, including the Company for indemnifying such Office Holder, to the maximum extent permitted by law.

Subject to the provisions of the Companies Law and the Securities Law, the Company may also enter into a contract to insure an Office Holder for (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

68C.  Limitations on Exemption, Indemnity and Insurance. Articles 68, 68A and 68B above notwithstanding, the Company shall not procure insurance, indemnify or exempt any Office Holder with respect to the events described in Subsections 263(1) through 263(4) of the Companies Law or any successor or amendment thereof, as may from time to time be in effect.

WINDING UP

69.  Winding Up. If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

MERGERS

69A.  Approval of Merger.  Notwithstanding Section 327 of the Companies Law, the Company may approve any merger under Part Eight, Chapter One of the Companies Law by an Ordinary Resolution.

RIGHTS OF SIGNATURE, STAMP AND SEAL

70.  Rights of Signature, Stamp and Seal.

(a)          The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

(b)          The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument.

NOTICES

71.  Notices.

(a)           Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail (airmail if sent internationally addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Office. Any such notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than forty-eight hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the General Manager). Notice sent by electronic mail~~, cablegram, telex, or facsimile~~ shall be deemed to have been served two business days after the notice is so sent to such shareholder (or by the Company). If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 71(a).

(b)           All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(c)           Any shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)           Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 25 hereof and containing the information required to be set forth in such notice under such Article, shall be deemed to be notice of such meeting duly given, for purposes of these Articles, to any shareholder whose address as registered in the Register of S~~s~~hareholders is located in the State of Israel.

FORUM FOR ADJUDICATION OF DISPUTES

72.  Forum for Adjudication of Disputes

(a)   Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action related to the Company’s securities and arising under the U.S. securities laws, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

(b)   Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any action asserting a claim arising pursuant to any provision of the Companies Law or Securities Law, including, (i) any derivative action or proceeding brought on behalf of the Company, and (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders.

(c)   Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 72. Without prejudice to the foregoing, if any provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected, and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

Annex B

Compensation Policy
for Executive Officers Gilat Satellite Networks Ltd.
(the “Company”)

A.	Overview and Objectives

1.	Introduction

Pursuant to the provisions of the Companies Law 5759–1999 (the “Companies Law”), This document sets forth the compensation policy for Executive Officers (as defined below) (the “Executive Compensation Policy” or “Policy”).

This Executive Compensation Policy shall apply to terms of service and compensation of Executive Officers which will be approved for payment after the date on which this Executive Compensation Policy was approved by the shareholders of the Company.

The term “Executive Officer” or “Executive” in this policy is defined as: “a Chief Executive Officer, a chief business manager, a deputy general manager, vice general manager, any person who holds such position in the company even if such person holds a different title, and Chairman of the Board or any other Executive Director~~s~~, or a manager who reports directly to the Chief Executive Officer”.

This Policy is subject to all mandatory provisions of any applicable law which apply to the Company and its Executives, and to the Company’s Articles of Association.

2.	Objectives and Compensation Principles

The objectives and goals which are the basis of this Policy are to allow the Company to attract and retain highly skilled and experienced personnel who will serve as Executive Officers in key positions in the Company, with the ultimate objective to maintain the Company’s leadership and success and enhance shareholder value. Accordingly, this Policy is designed, among other things, to provide the Executives with a competitive compensation package which includes performance-based compensation that differentiates between Executives and rewards excellence, and to align the interests of the Executives with those of the Company’s shareholders.

In determining the compensation terms for Executives (including, without limitation, terms of retirement or termination) and any change thereof, the Compensation Committee and Board of Directors of the Company (the “Board” or “Board of Directors”) shall take into account, among other things, the following: (i) the education, qualifications, expertise, skills, professional experience, achievements and seniority of the Executive; (ii) the role of the Executive, areas and degree of responsibility, his or her past or expected contribution to the Company, anticipated promotion of the Executive within the Company and, if available, past compensation agreements signed with him or her and the circumstances of his or her recruitment; (iii) the size of the Company and its nature as a global company and the complexity of the Company’s business; and (iv) comparison to compensation payable to Executives at comparable companies as more fully set forth in section B.1. below.

Additionally, in the process of determining the compensation terms for each Executive, the Company shall examine the ratio between the overall compensation and base salary of the Executive, on the one hand, and the average and median salary (as such term is defined in the Companies Law), as well as the average and median overall compensation, of the other employees of the Company (including personnel of services companies and excluding the Executives and Directors) (the “Other Employees”), on the other hand. The Company will consider the impact that such ratios are expected to have on the work environment in order to ensure that such ratios are not expected to have any negative impact on the working relationships within the Company.

In approving this Policy, the Board has examined the ratio between the average cost of the overall compensation payable to Executives, on the one hand, and the average and median cost of the overall compensation payable to the Other Employees, on the other hand.

B.	Compensation Structure

The Executives’ compensation package may include: base salary, fringe benefits, cash bonuses, equity-based compensation, separation arrangements, and Insurance, Exculpation and Indemnification.

Notwithstanding the foregoing, Executives employed outside Israel may receive similar, comparable or customary benefits and other compensation components to the extent required by applicable law or customary market practice in the relevant jurisdiction in which they are employed or provide services, as determined by the Compensation Committee and the Board based on compensation for similarly situated executives and peer companies in such jurisdiction; provided that, except as required by applicable law, the overall compensation package shall remain subject to the applicable principles set forth in this Policy.

1.	Base Salary

The base salary or monthly fees of each Executive in the Company shall be determined based on the parameters specified in Section A.2 above, including the Company’s need to attract and retain highly skilled executives and offer them competitive terms, while considering the Company’s size and nature.

Prior to approval of a compensation package for an Executive, the Company will consider a compensation survey that compares and analyzes the level of the compensation offered to the Executive with compensation packages for similarly positioned executives in peer-group companies. The survey will be conducted with respect to executives at comparable positions at the headquarters of publicly traded, high-technology companies with comparable headcount, and will be based on reports of a known compensation and benefits surveys company or by an external expert.

The base salary will not be linked to the consumer price index (but will be linked to an increase in the cost of living index as mandatory by applicable law).

The base salary for Executives is reviewed and may be adjusted from time to time by the Compensation Committee and the Board of Directors and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders or as otherwise required by applicable law, based on the guidelines detailed in Section A.2 above.

In any event, the base salary of the CEO, the Executive Director, and of the Chairman of the Board shall not exceed ~~NIS 130,000~~NIS 170,000 per month, and the base salary of any Executive in the Company (other than the CEO, the Executive Director,  and Chairman of the Board) shall not exceed ~~NIS 90,000~~NIS 120,000 per month.

For purpose of attracting highly skilled executives, the Company may offer an Executive a one- time sign-on bonus as an incentive to join the Company. The amount of the sign-on bonus shall not exceed the Executive’s base salary or monthly fees for six (6) months. Entitlement to such bonus shall be subject to a minimum period of employment of the Executive with the Company as shall be determined by the Company, but in any event of not less than twelve (12) months.

2.	Executive’s Fringe Benefits

The compensation package will include any payments and rights due to the Executive under applicable law, and may include additional benefits including social benefits, company mobile telephone, reimbursement of expenses, vacation days, medical insurance, and additional benefits which are granted in general to the Company’s employees.

The Company shall maintain and contribute to an executive insurance program and/or pension programs for the Executive, as allowed by applicable law. Additionally, the Company shall contribute for the executive towards disability insurance as allowed by applicable law. The Company shall contribute monthly payments for a study fund, as allowed by applicable law. All such payments may be calculated based on part of or the entire monthly base salary of the Executive.

Executives shall be entitled to vacation in the range of 18 to 26 days per year of employment. The Company shall reimburse Executives for their business expenses that are properly documented and approved in accordance with the Company’s expenses reimbursement policy. The Executive may join the Company’s car leasing program generally available to the Company’s employees, at the Executive’s expense.

The Company may offer additional benefits to the Executive, which will be comparable to customary market practices and which will not exceed 4% of the Executive’s annual base salary.

Any non-Israeli Executives may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In the event that an Executive provides services to the Company as a contractor or via a services company, the fees paid to such Executive or company shall reflect the employer’s cost of the base salary and fringe benefits (plus applicable taxes such as value added tax), in accordance with the guidelines of this Policy.

3.	Cash Bonuses

3.1	Cash Bonuses

Rewarding Executives based on performance supports the Company’s objective to link the Executive’s Compensation and financial interests with the Company’s results and shareholders’ value, as set forth in section A.2 above.

The compensation package of Executives may include an annual cash bonus (the “Annual Bonus”). Additionally, the Company may determine that an Executive shall be entitled to a special bonus, considering the exceptional contribution of such Executive to the Company (for example, with respect to a special project) (“Special Bonus”).

Payment of the Annual Bonus to any Executive, shall be conditioned upon the cumulative following conditions:

(i)          achievement of a minimum positive Profitability Metric as determined by the Company; and

(ii)         meeting a threshold of not less than 80% of the Profitability Metric target, as set out in the annual budget approved by the Board.

“Profitability Metric” means either operating profit, net profit or EBITDA as will be determined by the Compensation Committee and the Board of Directors at the beginning of each year.

The Board of Directors may approve grant of a partial bonus in an amount of up to three (3) Base Salaries in cases where the abovementioned conditions have not been met, if the Board of Directors finds it appropriate to reward the executive officer for his/her efforts and professional skills regardless of achievement of the above mentioned conditions.

The Annual Bonus will be based mostly on measurable pre-determined targets at certain weights, and, with respect to its less significant part based on non-measurable qualitative goals.

Measurable targets for the cash bonuses may include, among others, any of the following:

•
financial targets, such as the Company’s profit (EBITDA or other financial component), the EBITDA of a relevant division of the Company or certain project(s), revenues of the Company or of a certain division, cash flow targets of the Company, and other financial targets based on budget or work plan;

•	sales results;
•	meeting measurable milestones as relevant for each Executive, for example, obtaining new business at a certain financial scope or signing agreements with a certain number of new customers;
•	execution of projects;
•	innovation defined by specific milestones (for example, registration of patents);
•	raising capital and closing financing transactions; and
•	meeting market share targets.

Qualitative targets for the Annual Bonus may include, among others, the general contribution of the Executive to the Company, satisfaction with the Executive’s performance, the Executive’s contribution to units other than the unit in which Executive is employed and to the ethical environment within the Company, the Executive’s contribution to development of skill of personnel reporting to Executive, or any other qualitative target determined by the Company.

In the event of a Change in Control of the Company (as defined below) during a bonus year or during a bonus deferral period, the Deferred Amount shall become payable at the time of payment of the Annual Bonus or the time the acquisition is consummated, as applicable. A “Change in Control” shall mean a merger, consolidation or other reorganization approved by the Company's shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction.

3.2.	Maximum Amount of Cash Bonuses

The aggregate amount of the Annual Bonuses to be granted to all of the Executives with respect to a specific fiscal year shall not exceed 15% of the operating profit for such year.

The Compensation Committee and the Board of Director may approve a grant of a Special Bonus to be paid to an Executive, including the CEO, which shall not exceed the base salaries of such Executive for three (3) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to an Executive reporting to the CEO for any year shall not exceed such Executive’s base salary or monthly fees for ~~eight~~twelve ~~(8)~~(12) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to the CEO, the Executive Director,  or the Chairman of the Board for any year shall not exceed the CEO’s, the  Executive Director's,  or the Chairman of the Board’s, as the case may be, respective base salary or monthly fees for ~~twelve (12)~~eighteen (18) months.

3.3.	Board Discretion

The Board of Directors shall have the discretion to reduce the amount of the Annual Bonus and/or the Special Bonus to be awarded to Executives by up to 20% of the amount due to an Executive prior to such decrease, if the Board of Directors determines that such a decrease is advisable due to unusual adverse circumstances, such as, without limitation, a material decline in the Company’s financial and operational performance.

3.4.	Claw Back

Executives shall be required to repay to the Company any excess payments made to them which were based on the Company’s performance if such payments were paid on the basis of data in the Company’s financial statements which was later discovered to be inaccurate and such financials were subsequently restated. The repayment obligation shall apply only if the restatement was made within the 3- year period following payment to the Executive. The Executives shall be required to repay such amounts following a written notice by the Board specifying the grounds for such repayment. In such event, the Board shall specify the time frames and other terms of such repayment (e.g. whether repayment will be made net of taxes).

4.	Equity-based Compensation

Rewarding Executives with equity-based compensation supports the Company’s objective to align Executive Compensation with shareholder value, as set forth in section A.2 above and is consistent with the Company’s objective to increase shareholder value in the long term.

The Company may grant to Executives options or any other long-term equity-based compensation (“Equity-based Compensation”), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law.

Equity-Based Compensation granted to Executives shall vest over a period of at least 3 years.

The value of the Equity-Based Compensation granted to an Executive other than the CEO, the Executive Director, and the Chairman of the Board (determined based on generally accepted accounting principles applicable to the Company) vesting in a calendar year (calculated on a linear basis) shall not exceed at the time of grant the amount equal to the base salary of the Executive for ~~eight (8)~~sixteen (16) months. Such value of the Equity-Based Compensation granted to the CEO, the Executive Director, or the Chairman of the Board, as the case may be, vesting in a calendar year as aforementioned shall not exceed his or her respective base salary or monthly fees for ~~twelve (12)~~twenty-four (24) months.

The Compensation Committee and the Board also considered setting a cap on the value for Equity- Based Compensation at the time of exercise and concluded that this would not be advisable considering, among other things, the limit on value at the date of grant as specified above.

Equity-Based Compensation will generally expire 90 days following termination of Executive’s employment or service with the Company, other than in certain circumstances defined in the equity incentive plans. The Company may, in certain exceptional circumstances, extend the period to exercise Equity-based Compensation beyond such period for a period of up to twelve (12) months.

In case of grant of any Equity-based Compensation in the form of options, the exercise price of such Equity-based Compensation shall not be less than 5% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 5% over the fair market value as will be determined by the Company).

The Company may approve acceleration of the vesting period of any Equity-Based Compensation in connection with a transaction involving a change of control in the Company.

5.	Ratio between fixed and variable compensation

This Policy aims, among other things, to incentivize the Executives to meet the Company’s targets while discouraging assumption of excessive risk. Accordingly, this Policy set balances between the fixed compensation (annual base salary) and variable compensation (cash bonuses and equity based compensation per annum) to be granted to Executives. As reflected in this Policy, the Company’s target is that the ratio between the fixed compensation and variable compensation will be within the following ranges:

For Executives other than the CEO: The fixed compensation shall be within the range of ~~43~~33% to 100% of the overall Executive’s potential compensation, and the variable compensation shall be within the range of 0% to ~~57~~66% of the Executive’s overall potential compensation.

For the CEO: The fixed compensation shall be within the range of ~~33~~23% to 100% of the overall CEO’s potential compensation, and the variable compensation shall be within the range of 0% to ~~66~~77% of the CEO’s overall potential compensation.

(*) The value of the Equity-Based Compensation is calculated as stated in section 4 above.

6.	Separation Arrangements

The advance notice period prior to termination shall be determined individually with respect to each Executive, taking into consideration the parameters set forth in Section A.2 above. The advance notice period for any Executive shall not exceed the maximum limit set forth in this section below.

During the advance notice period, the Executive will continue to perform his or her duties to the Company; However, the Company may relieve an Executive from his/her duties and responsibilities during the advance notice period and pay the Executive compensation for the advance notice period, including, for avoidance of doubt, acceleration of vesting of Equity-Based Compensation which is scheduled to vest during such advanced notice period. The Company may terminate Executive’s employment without any advance notice in any event which entitles the Company under the law to terminate Executive employment without paying the full amount of severance.

Any pension and severance funds, for which the Company contributed money during the Executive’s employment with the Company, shall be released and owned by the Executive following the end of his or her employment with the Company. Additionally, Executive shall be entitled to any payments and benefits due to him or her under applicable law.

Additionally, the Company may grant an Executive a separation grant subject to the limitations set out herein. When determining any separation arrangement, the Company will consider, among other things, the following: the period of service or employment of the Executive with the Company, his/her terms of service and employment during this period, the Company’s performance during the period, the contribution of the Executive in achieving the Company’s goals and its profitability, and the circumstances of termination. The Company shall not grant a separation grant to an Executive unless he or she provided services to the Company for a period of not less than 24 months.

In any event, the amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to an Executive, other than the CEO, shall not exceed such Executive’s base salary for six (6) months. Such amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to the CEO shall not exceed the CEO’s base salary for nine (9) months.

7.	Insurance, Exculpation and Indemnification

The Executive Officers of the Company shall be entitled to benefit from the exculpation and indemnification arrangements as approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. The Executive Officers will be covered by directors and officers’ liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law.

The maximum coverage of such insurance shall be in amounts as determined by the Board and shall not exceed ~~$40 million~~$60 million. The premium payable with respect to such insurance and the deductible shall be in market terms and in an amount not material to the Company.

The Company may purchase insurance cover for Executive Officers of the Company which will also include run-off arrangements for a period of up to 7 years from the date of the termination of their tenure as Executive officers of the Company.

C.          General

Any entitlements, grants and payments to officers referred to in this Policy shall be approved by the Compensation Committee and the Board of Directors (unless otherwise is required by the Companies law), and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders.

The Compensation Committee and the Board of Directors shall review the Executive Compensation Policy from time to time. In doing so, the Compensation Committee and the Board of Directors shall consider the parameters set out in this policy and in the Companies Law and will review and assess any changes in such parameters.

The term of this Policy shall be three years as of the date of its adoption.

This Policy does not grant any rights to the Company’s Directors and Executives, and the adoption of this Policy per se does not grant any of the Company’s Directors and Executives a right to receive any type of compensation set forth in this Policy. The compensation items to which a Director or Executive will be entitled will be exclusively these that are expressly granted to him or her under a binding instrument in accordance with the requirements of the Companies Law and as approved by relevant authorized organs of the Company.

Compensation Policy for Directors
Gilat Satellite Networks Ltd.
(the “Company”)

A.	Overview and Objectives

1.	Introduction

Pursuant to the provisions of the Companies Law 5759–1999 (the “Companies Law”), this document sets forth the compensation policy for Non-Executive Directors (as defined below) (the “Directors Compensation Policy” or “Policy”).

This Directors' Compensation Policy shall apply to terms of service and compensation of Non-Executive Directors after the date on which this Directors' Compensation Policy was approved by the shareholders of the Company.

For purposes of this Policy, “Non-Executive Directors" shall mean the members of the Board excluding the Company’s Chairman of the Board and/or  Director which is employed or renders executive services in addition to his/her participation in Board and Board committees' meetings.

This Policy is subject to all mandatory provisions of any applicable law which apply to the Company and its Non-Executive Directors, and to the Company’s Articles of Association.

2.	Objectives and Compensation Principles

The Company believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Non-Executive Directors.

The Policy is designed to offer Non-Executive Directors a compensation package that is competitive with other companies in the Company’s industry and jurisdiction of operation.

In setting the compensation of Non-Executive Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors: (i) the education, qualifications, professional experience, seniority and accomplishments of the Non-Executive Director; (ii) the Non-Executive Director’s position, responsibilities and prior compensation arrangements; (iii) data of other NASDAQ and NYSE peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated directors; (iv) the degree of responsibility imposed on the Non-Executive Directors; (v) the need to retain Non-Executive Directors who have relevant skills, know-how or unique expertise; (vi) accounting and tax considerations and implications; (vii) the relation between the engagement terms of the Non-Executive Directors and the average and median salary of the Company’s employees and contractors, as well as whether such variation has an effect on employment relations; and (viii) any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

B.	Compensation of Non-Executive Directors

The compensation and reimbursement of expenses of all of the Company’s Directors who are not employed by the Company (including outside Directors and independent Directors) shall be in accordance with the provisions of the Companies Regulations (Rules Regarding the Compensation and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

Additionally, the Company shall be entitled to grant options or any other equity-based compensation (“Equity-Based Compensation"), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law, to its Non-Executive Directors, subject to applicable law.

In case of grant of any Equity-based Compensation in the form of options, the exercise price of such Equity-based Compensation shall not be less than 5% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 5% over the fair market value as will be determined by the Company).

The value of such Equity-Based Compensation granted to any Non-Executive Directors (determined based on generally accepted accounting principles applicable to the Company) vesting in any calendar year (calculated on a linear basis) shall not exceed at the time of grant ~~US$70,000~~US$150,000.

Share-Based Compensation granted to Non-Executive Directors shall vest over a period of at least three (3) years

C.	Insurance, Exculpation and Indemnification

The Non-Executive Directors of the Company shall be entitled to benefit from the exculpation and indemnification arrangements as approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. The Non-Executive Directors will be covered by directors and officers’ liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law.

The maximum coverage of such insurance shall be in amounts as determined by the Board and shall not exceed ~~$40 million~~$60 million. The premium payable with respect to such insurance and the deductible shall be in market terms and in an amount not material to the Company.

The Company may purchase insurance cover for Directors and Executives of the Company which will also include  run-off arrangements for a period of up to 7 years from the date of the termination of their tenure as Directors or Executives of the Company.

D.	General

Any entitlements, grants and payments to Non-Executive Directors referred to in this Policy shall be approved by the Compensation Committee and the Board of Directors (unless otherwise is required by the Companies law), and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders.

The Compensation Committee and the Board of Directors shall review the Directors Compensation Policy from time to time. In doing so, the Compensation Committee and the Board of Directors shall consider the parameters set out in this policy and in the Companies Law and will review and assess any changes in such parameters.

The term of this Policy shall be three years as of the date of its adoption.

This Policy does not grant any rights to the Company’s Non-Executive Directors, and the adoption of this Policy per se does not grant any of the Company’s Non-Executive Director a right to receive any type of compensation set forth in this Policy. The compensation items to which a Non-Executive Director will be entitled will be exclusively these that are expressly granted to him or her under a binding instrument in accordance with the requirements of the Companies Law and as approved by relevant authorized organs of the Company.

Annex C

Annual Cash Bonus Plan for the Chief Executive Officer

I.	Annual Bonus Plan Years:

•	Fiscal years 2027, 2028 and 2029

II.	Eligibility Threshold for Annual Bonuses:

•
Achievement of 80% of the Company’s adjusted EBITDA target operating profit metric for the applicable fiscal year, as set by the Compensation Committee and the Board at the beginning of the applicable fiscal year.

III.	Annual Bonuses:

•	Maximum Bonus Per Fiscal Year:
o	Basic Bonus –six (6) months Base Salary.
o	Over-Achievement Bonus –four (4) months Base Salary.

•	Bonus Criteria: (i) Adjusted EBITDA and Booking targets (85%); and (ii) non-measurable quantitative performance targets (15%).

C -1